SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 15th, May 2006

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                       Twin Mining Corporation

                                         (Registrant)

Date May15th, 2006

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

 Web-site:www.twinmining.com  E-mail: info@twinmining.com

Press Release

FIRST QUARTER REPORT March 31, 2006

Toronto, May 15, 2006

TWIN MINING INITIATES SPIN-OFF NEW DIAMOND COMPANY, ATLANTA GOLD AND SILVER MINE REVISED PLAN ACCEPTED BY BOISE NATIONAL FOREST

During the quarter, Twin Mining retained M Partners Inc. as exclusive lead agent to secure financing for a new diamond exploration venture which will increase the visibility and unlock the value of Twin Mining’s gold and diamond assets.

Twin Mining plans to incorporate a new subsidiary which will acquire all of Twin Mining’s diamond exploration assets, the Brodeur property on Baffin Island, Nunavut and the TORNGAT property in Nunavik, Quebec (the “Spin-off”).

In unlocking the Brodeur kimberlite potential, Twin Mining has flown during 2005, with the MIDAS II™ airborne magnetic survey system 15,241 line kilometers, has discovered 1,362 anomalies and selected 39 high priority magnetic anomalies for further detailed examination.

To manage and carry out the 2006 diamond exploration program, MPH Consulting Limited was engaged. MPH was selected for its expertise in the management and design of exploration and evaluation programs for diamonds.

Atlanta Gold Corporation (“AGC”), the 100 percent owned subsidiary of Twin Mining signed a Memorandum of Understanding (“MOU”) with the US Forest Service (“USFS”) which allows the completion of the Environmental Impact Statement (“EIS”) process. The MOU is a prerequisite to obtaining a mine construction permit and ultimately building the 100,000 oz/year Atlanta Gold Mine. The MOU is a document that outlines the procedures and responsibilities of the USFS and AGC for the preparation of the EIS.

The latter part of the quarter was dedicated to the preparation of the Supplementary Plan of Operations (“SPOO”) which takes into consideration public and government agency input. It forms the base for the completion of the EIS. Another milestone in advancing Atlanta towards production is the declaration of the Environmental Protection Agency that AGC has completed the application for the National Pollutant Discharge Elimination System (“NPDES”) Permit and has been assigned the permit number ID-002828-2. The feedback from the agencies is witness to the high quality submission by AGC staff.

Subsequent to the investment of $4,320,000 by Jipangu Canada for a 19.8 percent interest in Twin Mining, another private placement of $8,780,000 was anticipated in April. Due to reasons unrelated to Twin Mining the latter private placement did not take place.

Twin Mining is operating in a progressively favorable environment for its products with the gold spot price exceeding in more than 25 years US$500 and silver spot price US$11.50 increasing the value of Twin Mining’s advanced gold-silver project significantly.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO, Twin Mining Corporation

          Tel.: (416) 777-0013  Fax: (416) 777-0014 E-mail: info@twinmining.com

          Badshah Communications Group Ltd.

          Tel.: (604) 408.7522   or  Toll Free: 1 866 857 7522

          Fax: (604) 408.7528  E-mail: anwarbad@hotmail.com

Please contact the Company to receive detailed quarterly financial statements if desired (Tel.: (416) 777-0013) or visit our web-site: www.twinmining.com for updates.